Exhibit 99.1

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710
News Release	No. 12-235
November 5, 2012

Strike Length Doubles at Waterberg Platinum Discovery

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that new drill intercepts have doubled the strike length of the Waterberg discovery to a total of 5.5 kilometers. The newly discovered Waterberg platinum deposit remains open along strike and up-dip.

Results announced today include 24.00 meters grading 4.32 g/t 2E +Au within a larger intercept of 58.00 meters of 2.98 g/t 2E+Au (Hole WB027). Results also include 11.5 meters grading 7.18 g/t 2E + Au (Hole WB031) and 8.5 meters of 4.8 g/t (WB-034). These new F layer intercepts are located on strike to the north of the area where the previously announced 6.6 million ounce inferred mineral resource estimate (Initial mineral inferred resource estimate of 68 million tonnes at 3.01 g/t 3E, comprised of 0.94 g/t Pt, 1.71 g/t Pd, 0.37 g/t Au, Technical Report dated September 1st 2012 at www.Sedar.com) has been identified. The grade-thickness on the F layers is increasing as exploration progresses to the north.

Recent drilling has expanded the F mineralized layers for 2.7 kilometers beyond the initial resource area to the northern boundary of the current Waterberg Joint Venture (in which Platinum Group has a 49.9% effective interest; Japan Oil, Gas and Metals National Corporation (“JOGMEC”) has a 37% and the effective balance with a BEE company). Platinum Group holds an effective 87% interest in Prospecting Permit Applications over ground immediately to the north of the F layer intercepts announced today in Hole WB-034. Geochemistry and geophysical surveys all suggest a significant strike extension potential to the north under shallow cover.

The Waterberg Joint Venture has the Prospecting Permit to the east and immediately up-dip of the Waterberg deposit and up-dip of the intercepts announced today under, an application in process with the Department of Mineral Resources, “DMR”.

The initial inferred mineral resource estimate of 6.6 million ounces covers an area of approximately 2.5 million square meters with 3.7 million inferred ounces on the F layers (refers to the Technical Report dated September 1st 2012 at www.Sedar.com). The current intercepts provide a significant increase in the target area for high grade thickness platinum mineralization.

The T mineralized layers come to approximately 140 meters from surface in the initial resource area and the T layers are projected to be to the west of the F layer intercepts announced today. The T layers remain open for further drilling and resource definition along strike and down-dip and add to the target scale. The T layers have been intercepted to 1,375 metres deep in the main resource area and below it. The earlier resource estimate cut-off the mineralization using preliminary potential economic considerations at a depth of 1,000 meters. The added potential scale of the deposit from the current drilling may result in a re-consideration of this cut-off depth as the larger scale will affect the potential economic considerations positively. However, the focus of continued exploration will be on near surface mineralization. All mineral resource estimates and intercepts announced to date are on granted Prospecting Permits. The metal ratios and layering position of the new F layer intercepts are consistent with those found within the initial resource area.

PLATINUM GROUP METALS LTD.	…2

Details

Hole Number	FROM (m)	TO (m)	ZONE	Interval (m)	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Prill splits
									Pt	Pd	Au
WB027D0	1117	1123.5	FH	6.50	2.79	0.64	2.07	0.08	23%	74%	3%
WB027D0	1151	1175	FP	24.00	4.32	1.17	2.99	0.16	27%	69%	4%
WB027D0	1117	1175	FH+FP	58.00	2.98	0.79	2.08	0.11	27%	70%	3%
WB031D0	913	924.5	FH	11.50	7.18	1.98	4.89	0.31	28%	68%	4%
WB031D0	934	939	FP	5.00	4.78	1.35	3.2	0.23	28%	67%	5%
WB031D0	913	939	FH+FP	26.00	4.63	1.28	3.14	0.21	28%	68%	4%
WB034D0	1056	1063	FH	7.00	4.32	1.29	2.89	0.14	30%	67%	3%
WB034D0	1064	1072.5	FP	8.50	4.8	1.45	3.08	0.27	30%	64%	6%
WB034D0	1056	1072.5	FH+FP	16.50	4.4	1.32	2.87	0.21	30%	65%	5%

The intercepts in the table above shown as “FH+FP” include the grade of the middling between the FH and FP layers. Consideration of the potential mineralized cut as one zone or two will depend on the size of the middling and will be determined with further work. Hole WB 033 did not intersect significant values. Interestingly, this is the first of 33 holes since the discovery at Hole WB 003 that did not have significant values. Re-logging and interpretation of WB 033 is being carried out. It is unclear at this time if WB 033 intercepted a pot hole, a fault or a geological interruption by a cross cutting unit. A deflection from this location is in progress.

The F and T layers are correlated in stratigraphic position within the newly outlined Bushveld Complex area and certain lithological and chemical markers also add to the correlation. In-fill drilling completed for holes WB 017 to WB 032 (not reported herein) have added confidence to the initial resource area. The metal ratios have reasonable consistency for a layered magmatic deposit style. The University of the Witwatersrand (“Wits”) has sent several senior geologists and students to site and have commenced several detailed geological studies on the new discovery. Initial thesis work in progress at Wits including rock and mineral identification detail has confirmed the Company’s “new Bushveld layered” discovery model.

Qualified Person, Quality Control and Assurance, Verification

R. Michael Jones, P.Eng, (CEO and shareholder), is the non-independent Qualified Person for this press release. He has relevant experience in platinum exploration for the past 10 years and precious metals exploration and mine operations over the past 25 years. Mr. Jones has verified the data and is satisfied that the confidence of the data, the geological interpretation and estimates are sufficient for this disclosure. He has visited the property and reviewed the core and sampling on numerous occasions in 2011 and 2012. Ken Lomberg is the Independent (as defined in NI-43-101) Qualified Person (“QP”) for the Inferred mineral resource estimate released on September 5, 2012.

Quality control and assurance was completed in the normal process for Platinum Group Metals RSA Pty Ltd. Standards, duplicates and blanks were inserted regularly in every assay batch.

PLATINUM GROUP METALS LTD.	…3

These assay results were checked and any results outside of two standard deviations were re-assayed. Strict control and documentation on the core from the drill rig to the site and the assay samples to the lab were maintained at all times under a chain of custody sign off system. The platinum group elements were assayed by fire assay using a nickel sulphide collection method at Setpoint Laboratories, Johannesburg, a SANAS accredited laboratory. Thys Botha, a qualified geologist and resource estimator in the full time employ of Platinum Group Metals RSA (Pty) Ltd., has supervised the work and compilation of the results.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The WBJV Project 1 is planned to be in production in 2014 and ramp up to 275,000 ounces per year of platinum, palladium, rhodium and gold. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. The Platinum Group management team has a track record of discovery of precious metals mine over the past 25 years.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
      R. Michael Jones, President
      or Kris Begic, VP, Corporate Development
      Platinum Group Metals Ltd., Vancouver
      Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate, suggest and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move the WBJV Project 1 into production in 2014 and to ramp up to 275,000 ounces per year of platinum, palladium, rhodium and gold, the suggestion of a significant strike extent potential to the north and the possible re-consideration of cut-off depth and the focus of further exploration and the potential receipt of applied for Prospecting Permits. In addition, resource estimates may constitute forward-looking statements because they represent estimates of mineralization that may be encountered in the future. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to obtain required financing; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

PLATINUM GROUP METALS LTD.	…4

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

PLATINUM GROUP METALS LTD.	…5

Waterberg Extension
License Applications
(87% PTM)
N
Waterberg JV
PTM/JOGMEC
(49.97% PTM)
New Bushveld
Potential
Extension Zones
Bushveld
Waterberg JV Extension
PTM/JOGMEC
(49.97% PTM)
6.6 M ounce
Inferred Resource
PTM
Tweespalk Project
Anglo Platinum
Mogalakwena Mine
2011 Production:
676,400 PGM ounces
Polokwane Smelter
Anglo Platinum
Polokwane
(Population: 62,000)
Ivanplats (IVP : TSX)
JOGMEC/Itochu
Platreef Project
Mokopane
(Population: 20,000)
Platinum Group Metals
War Springs Project 70%
0 5 10 20
Kilometers

PLATINUM GROUP METALS LTD.	…6

Waterberg
Bhole Drilling
1:6 561
F-Layer Extension
T-Layer Extension
Initial 2.86Moz T-Layer Inferred Resource
Initial 3.72Moz F-Layer Inferred Resource
New Extended Bushveld Potential
Legend
Waterberg_Boundary
Bholes Drilled
Projected Extension
Dykes
Faults